Exhibit 12.1

Statement Regarding Computation of Earnings to Fixed Charges

	For the Years Ended December 31,
	2006	2005	2004	2003	2002
	(In thousands)
Earnings:
Income before assessments and cumulative effect of change in accounting principle	$564,798	$473,406	$400,389	$281,174	$363,623
Fixed charges	6,515,669	4,373,095	2,205,502	1,796,614	2,196,138

Earnings available for fixed charges	$7,080,467	$4,846,501	$2,605,891	$2,077,788	$2,559,761

Fixed charges:
Interest on consolidated obligations	$6,263,775	$4,181,838	$2,127,790	$1,732,244	$2,107,472
Interest on deposits	218,831	152,872	59,813	58,565	88,490
Interest on borrowings from other FHLBanks	68	33	9	26	20
Interest on securities sold under agreement to repurchase	23,200	28,776	16,593	5,682	—
Mandatorily redeemable capital stock	9,234	9,405	1,239	—	—
Interest on other borrowings	561	171	58	97	156

Fixed charges	$6,515,669	$4,373,095	$2,205,502	$1,796,614	$2,196,138

Ratio of earnings to fixed charges	1.09	1.11	1.18	1.16	1.17